Exhibit 21.1

SUBSIDIARIES OF LENDINGCLUB CORPORATION

The following are the subsidiaries of LendingClub Corporation as of December 31, 2023, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Subsidiaries	Jurisdiction of Incorporation or Organization
Consumer Loan Underlying Bond (CLUB) Depositor, LLC	Delaware
Consumer Loan Underlying Bond (CLUB) Certificate Issuer Trust I	Delaware
LendingClub Bank, National Association	United States
LendingClub Loan Certificate Issuer Trust	Delaware
LendingClub Structured Loan Certificate Issuer Trust	Delaware